HUSCH & EPPENBERGER, LLC Attorneys and Counselors at Law	190 Carondelet Plaza, Suite 600 St. Louis, Missouri 63105-3441 314-480-1500 Fax: 314-480-1505 www.husch.com
Direct Dial: (314) 480-1715
E-mail: maryanne.oconnell@husch.com

August 22, 2005

Via EDGAR Transmission
Ms. Abby Adams
Special Counsel, Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Re:	John Q. Hammons Hotels, Inc. — Preliminary Proxy Statement included in Amendment No. 2 to Schedule 14A, filed August 22, 2005

Amendment No. 2 to Schedule 13E-3 filed by John Q. Hammons Hotels, Inc.; John Q. Hammons, Revocable Trust of John Q. Hammons; Hammons, Inc.; JQH Acquisition LLC; JQH Merger Corporation and Jonathan D. Eilian on August 22, 2005
Dear Ms. Adams:
          On behalf of John Q. Hammons Hotels, Inc. (the “company”), I am writing to respond to the comments of the staff (the “staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 18, 2005, with respect to the above-referenced filing (the “comment letter”). This letter and the amendments to the proxy statement on Schedule 14A and the transaction statement on Schedule 13E-3 referenced above are being filed with the Commission electronically today.
          In addition to the EDGAR filing, we are delivering via courier a hard copy of this letter, along with:
•	a clean courtesy copy of each of the amended preliminary proxy statement and Schedule 13E-3, and

•	one copy of the revised proxy statement marked to show changes from the last filing.
          For ease of reference, each of the staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response.

Ms. Abby Adams
August 22, 2005

Schedule 13E-3
1.	We note that you have filed a report by the financial advisor dated June 6, 2005. Please note that where tables and graphics filed in EDGAR cannot be understood, you must provide a fair and accurate summary of the information. See Rule 304(a) of Regulation S-T and the Note to that paragraph. Please revise the exhibit accordingly. In addition, please provide us a courtesy copy of these materials as used.
Response: We have refiled the Lehman Brothers report dated June 14, 2005, as Exhibit (c)(2) to the Schedule 13E-3 in HTML format, so that the tables and graphs appear on Edgar in a manner identical to the format presented to the board of directors.
Preliminary Proxy Statement
Summary Term Sheet
2.	We reissue comment 3 in part. We note that the much of the disclosure found in the section entitled “Information About the Special Meeting and Voting,” found on pages 2-4 is repeated from the summary. Please revise the summary term sheet to include all of the material information disclosed in this section and begin the special factor section immediately following the summary term sheet. In addition, please expand the discussion in the section entitled “Interests of Our Directors and Executive Officers in the Merger” to summarize the benefits for Mr. Hammonds of the various agreements to which you refer in this section. Also, revise an appropriate portion of the special factors section to detail the benefits and detriments of the transaction with respect to Mr. Hammons, the company, other affiliates, and the unaffiliated security holders. See Instruction 2 to Item 1013 of Regulation M-A.
Response: We have revised the Summary Term Sheet disclosure in the proxy statement as requested, and have eliminated the section entitled “Information About the Special Meeting and Voting.” We also have added a new subsection entitled “Benefits and Detriments of the Merger to the Significant Parties” at the end of “Certain Effects of the Merger” (on page 3) to describe the benefits and detriments to each party in more detail.

Ms. Abby Adams
August 22, 2005

Special Factors, page 4
3.	We are unable to locate the revised disclosure in response to comment 8. Please advise or revise. In doing so, it appears you should address the tax benefits of the various agreements entered into by Mr. Hammons and whether and to what degree the tax implications affected the form and timing of the transaction. See Item 1015(d) of Regulation M-A.
Response: In response to comment 8, the “Special Factors” section of the first amendment to the Schedule 14A included:
•	a paragraph on page 24 explaining the timing of the transaction from the company’s point of view, where we noted that prior to Mr. Hammons’ willingness to engage in discussions regarding a transaction involving his ownership interest, the board did not believe a merger or similar transaction was feasible, and

•	language on page 26 explaining that Mr. Hammons engaged in the transaction at this time to provide liquidity for continued hotel development.
The tax implications for Mr. Hammons did not affect the form of the transaction from the company’s standpoint because this transaction is in the traditional structure for an acquisition of a public company: a cash-out merger. The special committee and board of directors were not involved in negotiating or structuring the agreements among the JQH Stockholders and Acquisition, and reviewed those agreements only in the context of evaluating the fairness of the entire transaction to the unaffiliated stockholders, as disclosed in detail in the background discussion.
We have added disclosure to address the effect of the tax implications for Mr. Hammons to the discussion of “Position of the JQH Stockholders as to the Fairness of the Merger” (on page 25).
Background of the Merger, page 7
4.	Revise the added disclosure at the bottom of page 16 to clarify what determination Lehman Brothers made with respect to the fairness and reasonableness opinions.
Response: We have revised the disclosure in the proxy statement as requested (on page 14).

Ms. Abby Adams
August 22, 2005

5.	With a view toward disclosure, please tell us whether there are any additional past or present relationships between any of the filing persons and their affiliates and members of the special committee which may affect the independence of the special committee.
Response: There are no additional past or present relationships between any of the filing persons and their affiliates and members of the special committee which may affect the independence of the special committee.
6.	We disagree with your analysis that the earlier reports, dated December 6, 2004 and December 24, 2004 are not materially related to the transaction. We note that the Charles L. Ephraim letter states that “the fact that a report, opinion or appraisal was not specifically prepared for purposes of the going-private transaction is not dispositive of its relevance or materiality to the transaction.” We also note that in In re Meyers Parking System, Exchange Act Release No. 26069 (September 12, 1988), the disclosure was deficient where the filing persons did not summarize in initial report by fairness advisor in which the advisor analyzed a prior proposal at a lower value. The Release states, “Knowing the basis and reasons for the [financial advisor’s] opinion on the $22.00 initial offer would have given a minority shareholder additional information on which to evaluate the adequacy of the subsequent $29.50 offer.” Id. at Section III. In this transaction, the same special committee was engaged at that time these reports were presented, the same financial advisor reviewed the proposed transactions discussed in those reports, and it appears that these reports were prepared in the course of the same process to evaluate proposed transactions that led to the ultimate agreement. Please revise the document to summarize each report.
Response: We have added summary disclosure to the proxy statement as requested (on pages 10, 13 and 14) as we discussed in our telephone conference on August 19, 2005, and have included the December 6, 2004 and December 29, 2004 presentations by Lehman Brothers as exhibits to Amendment No. 2 to the Schedule 13E-3.

Ms. Abby Adams
August 22, 2005

7.	Please refer to comment 5. We note that you have incorporated the agreements between a filing person on the Schedule 13e-3 and these shareholders by reference, however, we are unable to locate disclosure of a background or summary of these agreements or the identities of the security holders who have agreed to vote their shares in favor (other than in beneficial ownership table). Please revise the background section accordingly. See Item 1005(e) of Regulation M-A and Item 5 of Schedule 13E-3.
Response: A description of the terms of the agreement between Acquisition and certain stockholders was included in the first amendment to the Schedule 14A, in a new section on pages 39-40 under the heading “Agreements Between Acquisition and Certain Unaffiliated Stockholders.” In this filing, we also inserted the names of those stockholders and a cross-reference to this additional disclosure in the Background section of the proxy statement on page 16.
8.	We note your response to comment 7 regarding how you will inform security holders if the special committee waives the minority voting requirement. First, clarify for us whether the special committee makes this determination based on the best interests of the company (as previously disclosed) or the unaffiliated security holders (as currently disclosed). Second, it appears that this waiver may be a material change that would require you to file and disseminate an amended Schedule 13E-3 and definitive additional soliciting materials pursuant to Rule 14a-6. It also appears that the filing persons may need to revise their fairness determinations to clarify why the transaction continues to be fair despite the absence of this safeguard. Please provide us your analysis in this regard. Also tell us how many days in advance of the vote you intend to provide this notice.
Response: The merger agreement (in Section 7.1) provides that the special committee has sole discretion to waive the “majority of the minority” vote requirement. The special committee sought to reserve this right in order to preserve the ability as fiduciaries on behalf of the unaffiliated stockholders to respond to unforeseen circumstances that might threaten or adversely affect the completion of a transaction that the special committee believes is in the best interests of the unaffiliated stockholders. The special committee would only make a determination to waive this voting requirement, in the exercise of its fiduciary obligations, if it believed such determination was in the best interests of the unaffiliated stockholders.

Ms. Abby Adams
August 22, 2005

The special committee is unaware of any circumstances that would cause it to waive the majority of the minority voting requirement prior to the special meeting of stockholders. However, if such circumstances were to arise, the company would advise the staff and would amend the filing to include additional disclosure regarding the determination as to procedural fairness notwithstanding the absence of a vote of unaffiliated stockholders. Furthermore, while any such determination would depend on the particular facts, the company believes that if any such action were taken by the special committee the company likely would mail to its stockholders a supplement to the proxy statement advising them of the special committee’s actions. Any such mailing would occur at least five business days before the meeting. While not directly applicable to our circumstances, please note that this is the same amount of time, for example, that a tender offer must remain open following the date of a material change to tender offer materials under Rule 14d-4(d)(2)(i).
Reasons for the Board’s Recommendation; Factors Considered, page 24
9.	We note the revised disclosure in response to comment 9. If the board or special committee was aware of net book value or liquidation value, then it appears you should disclose the value in discussing what consideration the board and special committee gave to the value. Also, as lack of intent to liquidate alone does not eliminate the need to address liquidation value, please revise this discussion to clarify why the board did not consider liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981). In doing so, please clarify why the fact that “the proposed merger consideration was clearly in excess of the stockholders’ equity reflected on the Company’s balance sheet” supports the liquidation value discussion.
Response: We have revised the disclosure in the proxy statement as requested (on page 20).
10.	Refer to comment 10. Please revise the procedural fairness determination to clarify what consideration was given to the fact that the special committee can waive the minority voting requirement if it determines it is in the best interests of the unaffiliated security holders (or the company) to do so. Also clarify how each filing person reached a procedural fairness determination despite the absence of the safeguards in Item 1014(c) and (d) of Regulation M-A.

Ms. Abby Adams
August 22, 2005

Response: We have revised the disclosure in the proxy statement as requested (on pages 22-26) to clarify the consideration given to the ability of the special committee to waive the minority voting requirement and how each filing person reached a procedural fairness determination despite the absence of the safeguard in Item 1014(c) of Regulation M-A. We believe, however, that the safeguard in Item 1014(d) of Regulation M-A has been satisfied in that the special committee retained an independent legal advisor to negotiate the terms of the proposed transaction on behalf of the unaffiliated stockholders and an independent financial advisor to prepare a report on the fairness of the proposed transaction from the perspective of the unaffiliated stockholders.
Position of Eilian, Acquisition and Merger Sub, page 25
11.	We reissue comment 13 to the extent that these filing persons adopt the analysis and conclusions of the board, discussed above.
Response: We have revised the disclosure in the proxy statement as requested (on page 24). Please also see our response to comment 10, and the disclosure added to the proxy statement in response to those comments. The revised disclosure includes the factors analyzed by, and the conclusions of, the board of directors and the special committee adopted by Eilian, Acquisition and Merger Sub.
Position of the JQH Stockholders as to the Fairness of the Merger, page 26
12.	We reissue comment 14. As the JQH Stockholders have not adopted the opinion and analysis of the board, revise this section to discuss all substantive and procedural factors in Item 1014(b) of Regulation M-A. To the extent you have done so, provide additional detail. See Instruction 3 to Item 1014 of Regulation M-A and In re Meyers Parking System, Exchange Act Release No. 26069 (September 12, 1988). If these filing persons did not deem a particular factor to be material, please explain why.
Response: We have revised the disclosure in the proxy statement as requested (on pages 24-26).

Ms. Abby Adams
August 22, 2005

Opinions of Lehman Brothers, page 27
13.	We note your response to comment 17. Please provide a detailed analysis regarding why disclosure of any additional details of the projections provided by management are not material and should not be required to be disclosed.
Response: We have added additional detail regarding the company’s projections of revenue per available room, occupancy and average daily room rate (on page 33). As we discussed in our telephone conference with you on August 19, 2005, the additional detailed projections involve projections by hotel, by asset class and by room. This level of detail significantly exceeds the disclosure regarding projections required by the staff in other filings, and also includes proprietary and confidential information. Disclosure of this detailed and confidential information would be extremely detrimental to the company as it would provide competitors with information regarding the company’s analysis and plans for various hotel locations.
14.	Refer to comment 19. Revise to provide a more detailed summary of the report filed as an exhibit to the Schedule 13E-3. For example, it does not appear that you have disclosed the analysis of current and historical market prices. Also, the disclosure related to each form of analysis should be expanded.
Response: We have revised the disclosure in the proxy statement as requested (on pages 33, 36 and 38).
15.	We note your response to comment 20. Please also confirm, if true, that Lehman Brothers and its affiliates have not had a material relationship and none are contemplated with any of the company’s affiliates now or in the past two years. See Item 1015(b)(4) of Regulation M-A.
Response: Lehman Brothers and its affiliates have had no material relationship now or in the past two years with the company or any of its affiliates, and no such material relationship is contemplated. We have added disclosure to that effect (on page 26).

Ms. Abby Adams
August 22, 2005

Form of Proxy
16.	We note that in response to comment 26 you added a second proposal to the proxy card. We are unable to locate a discussion in the proxy statement. Please revise the document to provide a prominent discussion of the purpose and effect of this proposal and how the vote will be counted with respect to this proposal. Also it appears that you should revise the proxy card and the disclosure document to clarify the particular purpose of the adjournment and postponement of the meeting, i.e. to solicit additional votes in favor of the merger.
Response: We have revised the disclosure in the proxy statement (on page 78) and on the proxy card as requested.
          If you have any additional questions regarding any of the responses or the amended filings, please feel free to call me at 314-480-1715.

Very truly yours, HUSCH & EPPENBERGER, LLC
By:	/s/ Mary Anne O’Connell

Mary Anne O’Connell

cc:	Debra M. Shantz
Gary R. Silverman
Gary D. Gilson